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Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

June 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561

Attention:	Christian N. Windsor, Esq. Michael Clampitt, Esq.

Re:	CurrencyShares Swedish Krona Trust— Registration Statement on Form S-1 Amendment No. 2 (Registration No. 333-132366)

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Secretary of Rydex Specialized Products LLC, the sponsor (the ‘‘Sponsor’’) of the CurrencyShares Swedish Krona Trust (the ‘‘Trust’’), on behalf of the Trust hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the ‘‘Commission’’) on Wednesday, June 14, 2006, at 11:30 a.m. Eastern Daylight Saving Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Sponsor and the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
June 14, 2006

Please contact counsel for the Trust, Patrick Daugherty at (313) 234-7103 or Yvette M. VanRiper at (313) 234-7107, should you have any questions or comments regarding this request.

RYDEX SPECIALIZED PRODUCTS LLC

By:	/s/ Michael Byrum Michael Byrum Secretary

cc:	Mr. Timothy Meyer Mr. J. Stuart Thomas Mr. George Simon Mr. Patrick Daugherty Ms. Yvette M. VanRiper